20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

03 JAN -2 AM 8:02

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

03003159

Our Ref: GSD/TCHL/4177
20th December, 2002
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
U.S.A.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

Re : Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on June 23, 1993.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y.H. Tam
Secretary

Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 20th December, 2002
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : 2002 - 2003 Interim Report

Date : as of 30th September, 2002

Entity requiring item : Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

2002-2003 INTERIM REPORT

大昌集團有限公司

(於百慕達註冊成立之有限公司)

2002-2003 年度中期報告

I am pleased to report the unaudited results of the Group for the six months ended 30th September, 2002.

Consolidated Profit and Loss Account

For the six months ended 30th September, 2002

		(Unaudited) Six Months Ended	
		30/9/2002	30/9/2001
	Note	***HK$Million***	*HK$Million*
Turnover	*2*	**92.6**	216.9
Cost of property sales		**(40.6)**	(159.5)
Property expenses		**(15.2)**	(17.5)
Gross profit		**36.8**	39.9
Administrative expenses		**(19.7)**	(22.2)
Provision for investment securities		**(6.2)**	(7.0)
Operating profit	*3*	**10.9**	10.7
Finance costs		**(2.8)**	(9.9)
Share of profits of associated companies		**32.1**	43.5
Profit before taxation		**40.2**	44.3
Taxation	*4*	**(6.0)**	(7.1)
Profit attributable to shareholders		**34.2**	37.2
Dividends			
Interim, proposed, of 2 cents (2001: 2 cents) per ordinary share		**12.4**	12.4
Earnings per share	*5*	**5.5¢**	6.0¢

Consolidated Balance Sheet

As at 30th September, 2002

	Note	(Unaudited) 30/9/2002 HK$Million	(Audited) 31/3/2002 HK$Million
Fixed assets		**178.4**	178.5
Associated companies		**1,352.1**	1,367.0
Investment securities		**50.2**	47.1
Mortgage loans receivable		**21.3**	20.1
Current assets			
Properties for sale		**3,177.7**	3,151.2
Properties under development		**103.6**	50.5
Debtors, deposits and prepayments	6	**14.8**	20.0
Bank balances and cash		**60.0**	65.5
		3,356.1	3,287.2
Current liabilities			
Creditors, deposits and accruals	7	**73.1**	74.7
Bank loans – secured		**112.6**	132.6
Bank loans – unsecured		**72.0**	59.0
Current portion of long term liabilities	8	**4.0**	4.0
Taxation		**0.9**	0.2
		262.6	270.5
Net current assets		**3,093.5**	3,016.7
Total assets less current liabilities		**4,695.5**	4,629.4
Financed by:			
Share capital		**61.7**	61.7
Retained profit		**2,964.9**	2,943.1
Other reserves		**1,554.2**	1,554.2
Proposed dividend		**12.4**	12.3
Shareholders' funds		**4,593.2**	4,571.3
Long term liabilities	8	**101.2**	57.0
Deferred taxation		**1.1**	1.1
Funds employed		**4,695.5**	4,629.4

Condensed Consolidated Cash Flow Statement

For the six months ended 30th September, 2002

	(Unaudited) Six Months Ended	
	30/9/2002	30/9/2001
	HK$Million	*HK$Million*
Net cash (outflow)/inflow from operating activities	**(63.4)**	176.9
Net cash inflow in investing activities	**33.0**	28.1
Net cash inflow/(outflow) from financing activities	**24.9**	(211.9)
Decrease in cash and cash equivalents	**(5.5)**	(6.9)
Cash and cash equivalents at 1st April	**65.5**	75.7
Cash and cash equivalents at 30th September	**60.0**	68.8
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	**60.0**	68.8

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30th September, 2002

	(Unaudited) Six Months Ended	
	30/9/2002	30/9/2001
	HK$Million	*HK$Million*
Shareholders' funds at 1st April	**4,571.3**	4,526.9
Profit attributable to shareholders	**34.2**	37.2
Dividends	**(12.3)**	–
Shareholders' funds at 30th September	**4,593.2**	4,564.1

Notes:

1. ACCOUNTING POLICIES

These unaudited consolidated interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounts should be read in conjunction with the 2002 annual accounts.

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 31st March, 2002 except that the Group has adopted new or revised SSAPs which became effective for the current accounting period:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 25 (revised)	:	Interim financial reporting
SSAP 33	:	Discontinuing operations
SSAP 34	:	Employee benefits

The adoption of these new or revised accounting standards did not have material impact to the interim accounts for the six months ended 30th September, 2002.

2. TURNOVER, REVENUES AND SEGMENT INFORMATION

The Group is principally engaged in property investment and development, investment holding and property management.

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the nature of the operation of the Group.

2. TURNOVER, REVENUES AND SEGMENT INFORMATION (continued)

(a) Primary reporting format – business segments

	Six Months Ended 30/9/2002					
	Property development *HK$Million*	Property leasing *HK$Million*	Property management *HK$Million*	Hotel operation *HK$Million*	Investment holding *HK$Million*	Group *HK$Million*
Turnover	43.6	45.0	3.7	-	0.3	92.6
Segment results	(23.7)	39.7	1.8	-	(6.8)	11.0
Unallocated costs						(0.1)
Operating profit						10.9
Finance costs						(2.8)
Share of profits of associated companies	0.3	-	-	31.8	-	32.1
Profit before taxation						40.2
Taxation						(6.0)
Profit attributable to shareholders						34.2

	Six Months Ended 30/9/2001					
	Property development *HK$Million*	Property leasing *HK$Million*	Property management *HK$Million*	Hotel operation *HK$Million*	Investment holding *HK$Million*	Group *HK$Million*
Turnover	169.8	42.3	4.4	-	0.4	216.9
Segment results	(20.8)	36.6	2.5	-	(7.5)	10.8
Unallocated costs						(0.1)
Operating profit						10.7
Finance costs						(9.9)
Share of profits of associated companies	3.0	-	-	40.5	-	43.5
Profit before taxation						44.3
Taxation						(7.1)
Profit attributable to shareholders						37.2

(b) Secondary reporting format – geographical segments

	Turnover Six Months Ended		Operating results Six Months Ended	
	30/9/2002 ***HK$Million***	30/9/2001 *HK$Million*	**30/9/2002** ***HK$Million***	30/9/2001 *HK$Million*
Hong Kong	**66.9**	216.7	**12.7**	13.2
United States of America	**25.7**	0.2	**(1.8)**	(2.5)
	92.6	216.9	**10.9**	10.7

3. OPERATING PROFIT

	Six Months Ended	
	30/9/2002	30/9/2001
	HK$Million	*HK$Million*
Operating profit is stated after charging the following:		
Auditors' remuneration	**0.5**	0.6
Depreciation	**0.1**	0.1
Directors' remuneration		
– fees	**0.1**	0.1
– salaries, bonuses and other emoluments	**1.6**	1.6
– provident fund contributions	**0.1**	0.1
Operating lease rentals – land and buildings	**3.0**	2.9
Outgoings in respect of		
– investment properties	**1.8**	1.5
– other properties	**1.5**	1.7
Provident fund contributions less forfeitures	**1.4**	1.2
Employee costs (excluding directors' remuneration and provident fund contributions)	**21.5**	21.3

4. TAXATION

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits for the period.

	Six Months Ended	
	30/9/2002	30/9/2001
	HK$Million	*HK$Million*
Company and subsidiaries:		
Hong Kong profits tax	**1.2**	0.8
Associated companies:		
Hong Kong profits tax	**4.8**	6.3
	6.0	7.1

5. EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$34.2 million (2001: HK$37.2 million) and ordinary shares in issue of 617,531,425 (2001: 617,531,425).

6. DEBTORS, DEPOSITS AND PREPAYMENTS

Ageing analysis

	30/9/2002	31/3/2002
	HK$Million	*HK$Million*
Debtors – 0-3 months	**3.8**	6.1
Deposits and prepayments	**11.0**	13.9
	14.8	20.0

The credit terms given to the customers vary and are generally within three months.

7. CREDITORS, DEPOSITS AND ACCRUALS

Ageing analysis

	30/9/2002 **HK$Million**	31/3/2002 *HK$Million*
Creditors – 0-3 months	**1.4**	–
– Over 3 months	**0.3**	1.0
	1.7	1.0
Deposits and accruals	**71.4**	73.7
	73.1	74.7

8. LONG TERM LIABILITIES

	30/9/2002 **HK$Million**	31/3/2002 *HK$Million*
Secured bank loans		
– wholly repayable within five years	**105.2**	61.0
Less: Amounts repayable within one year included under current liabilities	**(4.0)**	(4.0)
	101.2	57.0

The maturity of the Group's long term liabilities is as follows:

	30/9/2002 **HK$Million**	31/3/2002 *HK$Million*
Secured bank loans		
Within one year	**4.0**	4.0
In the second year	**51.0**	4.0
In the third to fifth years	**50.2**	53.0
	105.2	61.0

9. COMMITMENTS

	30/9/2002 **HK$Million**	31/3/2002 *HK$Million*
Capital commitment in respect of investment securities	**107.4**	116.7
Development expenses contracted but not provided for in respect of properties under development	**2.8**	16.3
	110.2	133.0

Interim Dividend

The Directors declared an interim dividend of 2 cents per share, same as last year. The said interim dividend is payable on 21st February, 2003.

Register of Members

The Register of Members will be closed from 6th January, 2003 to 10th January, 2003, both days inclusive. Shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 3rd January, 2003 in order that they may receive their dividend entitlement.

Management Discussion and Analysis

Interim Results

The Group's unaudited profit attributable to shareholders for the six months ended 30th September, 2002 amounted to HK$34.2 million as compared with HK$37.2 million for the same period in 2001.

Property Development

The construction of San Clemente Technology Park in California has been completed and all units were pre-sold. Site formation work will begin shortly at the Chung Hum Kok luxury residential project (Rural Building Lot No. 1164).

Hotel

Major renovation of the hotel rooms at Sheraton-Hong Kong Hotel, in which your Group has a 35% interest, is progressing smoothly. After the renovation work is finished early next year, the hotel will have very competitive 5-star rooms and earnings will increase accordingly.

High-Tech Investments

We have not committed any new high-tech investments during the six month period under review. As the US economy is showing signs of recovery, it is expected that our investments will generate satisfactory return to the shareholders over the next few years.

Prospects

The Hong Kong government has recently introduced nine measures to stimulate the local property market; as a result of these measures, transaction volume has increased. However, a genuine sustainable recovery of the property market will depend on cessation of deflation and anaemic economic growth, which is unlikely to happen in the near future.

Your Group, with its strong financial position, will take advantage of any opportunities that may arise as a result of the current economic downturn.

Liquidity and Financial Resources

At 30th September, 2002, the Group's borrowings net of cash was HK$229.8 million as compared with HK$187.1 million at 31st March, 2002. 65.1% of the Group's borrowings were payable within one year and 34.9% were payable between two to five years. Approximately 93.6% of the Group's total borrowings were denominated in Hong Kong dollars and the remaining 6.4% were in United States dollars. The US dollar loans are directly tied in with the business of the Group's US operations, and therefore these loans are substantially hedged by assets in the same currency.

Committed borrowing facilities available to the Group, but not drawn at 30th September, 2002, amounted to HK$266.9 million. All such banking facilities bear interest at floating rates generally and are subject to periodic review. The gearing ratio was 6.3% at 30th September, 2002, compared to 5.5% at 31st March, 2002.

Certain properties of the Group with a carrying value of HK$976.5 million (31st March, 2002: HK$865.5 million) have been pledged to banks as security for facilities granted to the extent of HK$383.7 million (31st March, 2002: HK$277.8 million) against which HK$217.8 million (31st March, 2002: HK$193.6 million) has been utilised at the balance sheet date.

Human Resources

The Group, excluding associated companies, employs a total of 246 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$22.9 million for the period ended 30th September, 2002. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and mandatory provident fund scheme.

Directors' Interests

At 30th September, 2002, the interests of the Directors and Chief Executive in the shares of the Company as recorded in the register maintained under section 29 of the Securities (Disclosure of Interests) Ordinance were as follows:

	Number of Shares				
Name	Personal interests	Family interests	Corporate interests	Other interests	**Total**
David Pun Chan	106,317,971	–	*61,335,074	–	**167,653,045**
Chan Sau Ching	20,132,706	–	–	–	**20,132,706**
Kwok Chi Leung	221,212	–	–	–	**221,212**
Li Wing Sau	37,000	–	–	–	**37,000**

**Note:* Such shares were held through a corporation which is wholly owned by Mr. David Pun Chan.

During the period under review, the Company did not grant any rights to its Directors or Chief Executive to subscribe for shares of the Company.

Substantial Shareholders

At 30th September, 2002, the register of substantial shareholders maintained under section 16(1) of the Securities (Disclosure of Interests) Ordinance showed that the Company has been notified of the following interest, being 10% or more of the Company's issued share capital. This interest is in addition to those disclosed above in respect of the Directors and Chief Executive:

Name	Number of Shares beneficially held
Chan Poon Wai Kuen	96,185,380

Purchase, Sale or Redemption of Listed Securities

The Company has not redeemed any of its listed securities during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the period.

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of these unaudited interim accounts.

Compliance with the Code of Best Practice

During the period, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

Finally, I would like to thank all staff for their loyal support and hard work.

By Order of the Board
David Pun Chan
Chairman

Hong Kong, 12th December, 2002

本人謹以欣悅之心情報告截至二零零二年九月三十日止上半年度本集團未經審核業績概要。

綜合損益表

截至二零零二年九月三十日止六個月

	附註	（未經審核）截至 30/9/2002 止六個月 港幣百萬元	（未經審核）截至 30/9/2001 止六個月 港幣百萬元
營業額	2	**92.6**	216.9
出售物業成本		**(40.6)**	(159.5)
物業開支		**(15.2)**	(17.5)
毛利		**36.8**	39.9
行政開支		**(19.7)**	(22.2)
投資證券撥備		**(6.2)**	(7.0)
營業溢利	3	**10.9**	10.7
財務費用		**(2.8)**	(9.9)
攤佔聯營公司溢利		**32.1**	43.5
除稅前溢利		**40.2**	44.3
稅項	4	**(6.0)**	(7.1)
股東應佔溢利		**34.2**	37.2
股息			
擬派中期股息，每普通股二仙（二零零一年：二仙）		**12.4**	12.4
每股盈利	5	**5.5¢**	6.0¢

綜合資產負債表
二零零二年九月三十日結算

	附註	(未經審核) 30/9/2002 港幣百萬元	(已審核) 31/3/2002 港幣百萬元
固定資產		**178.4**	178.5
聯營公司		**1,352.1**	1,367.0
投資證券		**50.2**	47.1
應收按揭貸款		**21.3**	20.1
流動資產			
待售物業		**3,177.7**	3,151.2
發展中物業		**103.6**	50.5
應收賬款、按金及預付款項	*6*	**14.8**	20.0
銀行存款及現金		**60.0**	65.5
		3,356.1	3,287.2
流動負債			
應付賬款、按金及未付款項	*7*	**73.1**	74.7
銀行貸款－有抵押		**112.6**	132.6
銀行貸款－無抵押		**72.0**	59.0
長期債項一年內應還額	*8*	**4.0**	4.0
稅項		**0.9**	0.2
		262.6	270.5
流動資產淨值		**3,093.5**	3,016.7
總資產減流動負債		**4,695.5**	4,629.4
資金來源：			
股本		**61.7**	61.7
保留盈餘		**2,964.9**	2,943.1
其他儲備金		**1,554.2**	1,554.2
建議股息		**12.4**	12.3
股東權益		**4,593.2**	4,571.3
長期債項	*8*	**101.2**	57.0
遞延稅項		**1.1**	1.1
已運用資金		**4,695.5**	4,629.4

簡明綜合現金流量表
截至二零零二年九月三十日止六個月

	(未經審核) 截至 30/9/2002 止六個月 *港幣百萬元*	(未經審核) 截至 30/9/2001 止六個月 *港幣百萬元*
經營活動所得之淨現金(流出)/流入	**(63.4)**	176.9
投資活動之淨現金流入	**33.0**	28.1
融資之淨現金流入/(流出)	**24.9**	(211.9)
現金及現金等價物減少	**(5.5)**	(6.9)
四月一日之現金及現金等價物	**65.5**	75.7
九月三十日之現金及現金等價物	**60.0**	68.8
現金及現金等價物結存之分析:		
銀行存款及現金	**60.0**	68.8

簡明綜合股東權益變動表

截至二零零二年九月三十日止六個月

	(未經審核) 截至 30/9/2002 止六個月 *港幣百萬元*	(未經審核) 截至 30/9/2001 止六個月 *港幣百萬元*
股東權益於四月一日	**4,571.3**	4,526.9
股東應佔溢利	**34.2**	37.2
股息	**(12.3)**	–
股東權益於九月三十日	**4,593.2**	4,564.1

附註:

1. 會計政策

此未經審核綜合中期報告乃遵照香港會計師公會發佈之會計實務準則第25號「中期財務報告」及香港聯合交易所有限公司上市規則附錄16之規定編製。

本賬目應與二零零二年之年報一併閱讀。

除本集團採納下列於本會計期間生效之新或經修訂之會計實務準則外,編製中期報告所採納之會計政策及計算方法與截至二零零二年三月三十一日止年度年報中所採用者一致:

會計實務準則第1號(經修訂)	:	財務報表之呈報方式
會計實務準則第11號(經修訂)	:	外幣折算
會計實務準則第15號(經修訂)	:	現金流量表
會計實務準則第25號(經修訂)	:	中期財務報告
會計實務準則第33號	:	終止經營
會計實務準則第34號	:	員工福利

採納以上新或經修訂之會計準則對中期賬目無重大影響。

2. 營業額、收益及分部資料

本集團主要從事地產投資及發展、投資控股及物業管理業務。

分部資料按本集團之業務或地域列出。業務分部被選擇為主要報告形式呈列,因此形式與本集團之運作模式較切合。

2. 營業額、收益及分部資料(續)

(a) 主要報告形式－業務分部

截至30/9/2002止六個月

	地產發展 港幣百萬元	物業出租 港幣百萬元	物業管理 港幣百萬元	酒店經營 港幣百萬元	投資控股 港幣百萬元	集團 港幣百萬元
營業額	43.6	45.0	3.7	–	0.3	92.6
分部業績	(23.7)	39.7	1.8	–	(6.8)	11.0
未分配成本						(0.1)
營業溢利						10.9
財務費用						(2.8)
攤佔聯營公司溢利	0.3	–	–	31.8	–	32.1
除税前溢利						40.2
税項						(6.0)
股東應佔溢利						34.2

截至30/9/2001止六個月

	地產發展 港幣百萬元	物業出租 港幣百萬元	物業管理 港幣百萬元	酒店經營 港幣百萬元	投資控股 港幣百萬元	集團 港幣百萬元
營業額	169.8	42.3	4.4	–	0.4	216.9
分部業績	(20.8)	36.6	2.5	–	(7.5)	10.8
未分配成本						(0.1)
營業溢利						10.7
財務費用						(9.9)
攤佔聯營公司溢利	3.0	–	–	40.5	–	43.5
除税前溢利						44.3
税項						(7.1)
股東應佔溢利						37.2

(b) 次要報告形式－地域分部

	營業額		營業溢利	
	截至 30/9/2002 止六個月 港幣百萬元	截至 30/9/2001 止六個月 港幣百萬元	**截至 30/9/2002 止六個月 港幣百萬元**	截至 30/9/2001 止六個月 港幣百萬元
香港	**66.9**	216.7	**12.7**	13.2
美國	**25.7**	0.2	**(1.8)**	(2.5)
	92.6	216.9	**10.9**	10.7

3. 營業溢利

	截至 30/9/2002 止六個月 港幣百萬元	截至 30/9/2001 止六個月 港幣百萬元
營業溢利已扣除下列各項目：		
核數師酬金	**0.5**	0.6
折舊	**0.1**	0.1
董事酬金		
－袍金	**0.1**	0.1
－薪金、花紅及其他酬金	**1.6**	1.6
－公積金供款	**0.1**	0.1
營業性租賃之租金－房地產	**3.0**	2.9
物業之支出		
－投資物業	**1.8**	1.5
－其他物業	**1.5**	1.7
公積金供款減沒收額	**1.4**	1.2
僱員開支（不包括董事酬金及公積金供款）	**21.5**	21.3

4. 稅項

香港利得稅準備乃根據期內估計之應課稅溢利按照稅率百分之十六（二零零一年：稅率百分之十六）計算。

	截至 30/9/2002 止六個月 港幣百萬元	截至 30/9/2001 止六個月 港幣百萬元
本公司及附屬公司		
香港利得稅	**1.2**	0.8
聯營公司		
香港利得稅	**4.8**	6.3
	6.0	7.1

5. 每股盈利

每股盈利乃按股東應佔溢利港幣三千四百二十萬元（二零零一年：港幣三千七百二十萬元）及已發行普通股617,531,425股（二零零一年：617,531,425股）計算。

6. 應收賬款、按金及預付款項

賬齡分析

	30/9/2002 港幣百萬元	31/3/2002 港幣百萬元
應收賬款－零至三個月	**3.8**	6.1
按金及預付款項	**11.0**	13.9
	14.8	20.0

給予顧客之信貸條款各異，一般在三個月內。

7. 應付賬款、按金及未付款項

賬齡分析

	30/9/2002 港幣百萬元	31/3/2002 港幣百萬元
應付賬款 －零至三個月	**1.4**	–
－三個月以上	**0.3**	1.0
	1.7	1.0
按金及未付款項	**71.4**	73.7
	73.1	74.7

8. 長期債項

	30/9/2002 港幣百萬元	31/3/2002 港幣百萬元
有抵押之銀行貸款		
－須於五年內全部償還	**105.2**	61.0
減：已包括在流動負債之一年內應還額	**(4.0)**	(4.0)
	101.2	57.0

本集團長期債項之到期日如下：

	30/9/2002 港幣百萬元	31/3/2002 港幣百萬元
有抵押之銀行貸款		
一年內	**4.0**	4.0
二年內	**51.0**	4.0
三至五年內	**50.2**	53.0
	105.2	61.0

9. 承擔

	30/9/2002 港幣百萬元	31/3/2002 港幣百萬元
投資證券之資本承擔	**107.4**	116.7
就發展中物業已簽約但未撥備之發展開支	**2.8**	16.3
	110.2	133.0

中期股息

董事局宣佈將於二零零三年二月二十一日派發中期股息每股港幣二仙，與去年同期之股息相同。

股東名冊

股東名冊定於二零零三年一月六日至二零零三年一月十日（首尾兩天包括在內）暫停辦理股票過戶手續。凡持有本公司股份而欲收取上述中期股息者，務須於二零零三年一月三日下午四時前，將有關股票連同過戶文件交到本公司在香港之股票登記過戶處香港皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司辦理過戶手續。

管理層之討論及分析

中期業績

截至二零零二年九月三十日止上半年度本集團未經審核股東應佔溢利為港幣三千四百二十萬元，去年同期則為港幣三千七百二十萬元。

地產發展

位於加利福尼亞州之San Clemente Technology Park發展物業已完成，所有單位已全部預售。春坎角郊區地段1164號高級住宅發展物業之地盤平整工程將於短期內展開。

酒店

本集團擁有百分之三十五權益之喜來登酒店，房間重大翻新工程進展順利，明年初翻新工程完竣後，酒店將擁有非常富競爭力之五星級房間，收入將會因此有所增加。

高科技投資

上半年度內本集團並無承諾投資任何新高科技。由於有跡象顯示美國經濟會復甦，預期集團之高科技投資於未來數年將會為股東帶來滿意回報。

展望

香港政府最近提出九項措施刺激本地物業市場，樓市交投量因此有所增加。然而，地產市道能真正持久復甦將要靠通貨緊縮的消除及經濟回復較高的增長，這現象於短期內不大可能出現。

本集團藉著其穩健的財政狀況，將會把握目前經濟下調所帶來的任何商機進行有利的投資活動。

流動資金狀況及財務資源

於二零零二年九月三十日，本集團在扣除現金後之貸款淨額為港幣二億二千九百八十萬元，而於二零零二年三月三十一日則為港幣一億八千七百一十萬元。本集團貸款中有65.1%須於一年內償還，有34.9%之貸款須於第二至五年內償還。本集團所有貸款中約93.6%為港元，其餘6.4%則為美元。由於美元貸款與本集團於美國之業務有直接關連，因此該等貸款大部份與同一貨幣之資產互相抵銷。

於二零零二年九月三十日，本集團已獲批核但未動用之信貸額為港幣二億六千六百九十萬元。所有該等銀行融資以浮動利率計算利息，而有關息率會定期調整。於二零零二年九月三十日之資本負債比率為6.3%，而二零零二年三月三十一日則為5.5%。

本集團以賬面值共約港幣九億七千六百五十萬元（二零零二年三月三十一日：港幣八億六千五百五十萬元）之物業作抵押，取得銀行貸款額共港幣三億八千三百七十萬元（二零零二年三月三十一日：港幣二億七千七百八十萬元）。於資產負債表結算日，上述貸款額已被動用者計為港幣二億一千七百八十萬元（二零零二年三月三十一日：港幣一億九千三百六十萬元）。

人力資源

除聯營公司外，本集團於香港及美國兩地僱用共二百四十六名員工。於二零零二年九月三十日止上半年度僱員開支（不包括董事酬金）達港幣二千二百九十萬元。本集團按年檢討僱員之薪酬，其他僱員福利包括醫療津貼、無需僱員供款之公積金計劃及強制性公積金計劃。

董事權益

於二零零二年九月三十日，依證券（披露權益）條例第二十九條而設置之登記冊所載記錄，各董事及行政總裁在本公司股份中之權益如下：

	股份數目				
姓名	個人權益	家屬權益	法團權益	其他權益	**總數**
陳斌	106,317,971	–	*61,335,074	–	**167,653,045**
陳秀清	20,132,706	–	–	–	**20,132,706**
郭志樑	221,212	–	–	–	**221,212**
李永修	37,000	–	–	–	**37,000**

*註： 該等股份乃透過一間由陳斌先生全資擁有之公司所持有。

於上半年度，本公司並無授予其董事或行政總裁任何可認購本公司股份之權利。

主要股東

於二零零二年九月三十日，依證券（披露權益）條例第十六（一）條設置之主要股東登記冊，顯示本公司已接獲下列持有超過本公司已發行股本百分之十或以上權益之通知。此權益並不包括於以上透露之董事及行政總裁之權益內：

姓名	實益持有股份數目
陳潘慧娟	96,185,380

購買、出售或贖回上市證券

回顧上半年度，本公司並無贖回任何公司之上市證券。另本公司或各附屬公司於上半年內均無購買或出售本公司任何上市證券。

審核委員會

審核委員會與管理層已審閱本集團之會計原則及慣例，並商討過內部監控與財務申報事宜，包括審閱此未經審核中期賬目。

遵守最佳應用守則

在上半年度內，本公司一直遵守香港聯合交易所有限公司上市規則之最佳應用守則，惟因根據本公司之細則規定，非執行董事須在股東週年大會上輪值告退及重選連任，彼等之任期並無訂明。

最後本人謹對公司同寅之勤奮與忠誠深表感謝。

承董事局命
陳斌
主席

香港，二零零二年十二月十二日